

Mailstop 3233

May 5, 2016

Via E-mail
Anthony M. Sanfilippo
Chief Executive Officer and Director
Pinnacle Entertainment, Inc.
3980 Howard Hughes Parkway
Las Vegas, Nevada 89169

    Re: Pinnacle Entertainment, Inc.
                Form 10-K
                Filed February 29, 2016
                File No. 001-13641

Dear Mr. Sanfilippo:

        We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Jennifer Monick

                                  Jennifer Monick
                                  Assistant Chief Accountant
                                  Office of Real Estate and
                                  Commodities